Exhibit 99.1

Rio Tinto agrees sale of Alcan Cable

21 May 2012

Rio Tinto has reached an agreement to sell Alcan Cable to General Cable Corporation for US$185 million. The sale is expected to close later this year after the transaction receives all necessary regulatory clearances.

Alcan Cable, which employs 1051 people, has five manufacturing operations, a distribution centre and a dedicated technology development center in North America and an operation in Tianjin, China.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri Office: +44 (0) 20 7781 1152 Mobile: +44 (0) 7920 503 600	Mark Shannon Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576597
Christina Mills	David Ovington
Office: +44 (0) 20 7781 1154	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7825 275 605	Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
Email: media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media